U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549



                           FORM 10-SB   /A 1


         GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                     Under Section 12(g) of
               The Securities Exchange Act of 1934


                         EURO-TEL, INC.
         (Name of Small Business Issuer in its charter)


               Colorado                         84-1189040
   (State or other jurisdiction of           (I.R.S. Employer
    incorporation or organization)          Identification No.)


          2851 S. Parker Road
               Suite 720
           Aurora, Colorado                        80014
(Address of principal executive offices)         (Zip code)

Issuer's telephone number: (303) 671-8920


Securities to be registered pursuant to Section 12(b) of the Act:
none

Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock
                        (Title of Class)









                  Page One of Eighty-Five Pages
              Exhibit Index is Located at Page 37.


                        TABLE OF CONTENTS

                                                             Page

PART I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    7

Item 3.   Description of Property. . . . . . . . . . . . . .   13

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   14

Item 5.   Directors, Executive Officers, Promoters
          and Control Persons. . . . . . . . . . . . . . . .   15

Item 6.   Executive Compensation . . . . . . . . . . . . . .   19

Item 7.   Certain Relationships and
          Related Transactions.  . . . . . . . . . . . . . .   20

Item 8.   Description of Securities. . . . . . . . . . . . .   20

PART II

Item 1.   Market for Common Equities and Related Stockholder
          Matters . . . . . . . . . . . . . .. . . . . . . .   22

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   24

Item 3.   Changes in and Disagreements with Accountants. . .   24

Item 4.   Recent Sales of Unregistered Securities. . . . . .   24

Item 5.   Indemnification of Directors and Officers. . . . .   25

PART F/S

          Financial Statements . . . . . . . . . . . . . . .   26

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   37

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   38


                             PART I

Item 1.  Description of Business

     Euro-Tel, Inc. (the "Company"), was incorporated on November 26, 1991 under the laws of the State of Colorado, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2 - Plan of Operation".

     The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Andrew I. Telsey is also an officer, director and principal shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

     The Company's business is subject to numerous risk factors, including the following:

     No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public
entities.   A large number of established and well-financed
entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     No Agreement for Business Combination or Other Transaction-No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability.
While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     Conflicts of Interest - General.   Officers and directors of
the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934
(the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     Lack of Market Research or Marketing Organization.   The
Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     Probable Change in Control and  Management.   A business
combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction of Percentage Share Ownership Following Business
Combination.   The Company's primary plan of operation is based
upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Item 2.  Plan of Operation

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

     The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be
implemented by their devoting    minimal time     per month to
the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 - Directors, Executive Offricers, Promoters and Control Persons - Resumes."

     One of the Company's officers and directors was formerly involved with another "blank check" company. See "Management - Previous Blind Pool Experience." The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Prior 'Blank Check' Experience."

     The Articles of Incorporation of the Company provides that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Part II - Item 5 -
Indemnification of Directors and Officers."

General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/ acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws.
In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.
The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Competition

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.  Description of Property

     The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

     The Company operates from its offices at 2851 S. Parker Road, Suite 720, Aurora, Colorado 80014. This space is provided to the Company on a rent free basis by Andrew I. Telsey, an officer and director of the Company and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and          Amount and
                   Address of          Nature of
                   Beneficial         Beneficial        Percent of
Title of Class       Owner              Owner              Class

Common        Andrew I. Telsey          315,000             63%
              6198 S. Moline Ct.
              Englewood, CO 80111

Common        Brad A. Weiman             25,000              5%
              821 17th St., Suite 300
              Denver, CO 80202

Common        Darlene D. Kell            25,000              5%
              2851 S. Parker Rd., #720
              Aurora, CO 80014

Common        All Officers and          365,000             73%
              Directors as a
              Group (3 persons)


     The balance of the Company's outstanding Common Shares are held by 7 persons.

     (b)  Security Ownership of Management.

     The following table sets forth the beneficial ownership for each class of equity securities of Euro-Tel, Inc. beneficially owned by all directors and officers of the Company.

                   Name and            Amount and
                  Address of            Nature of
                  Beneficial           Beneficial      Percent
Title of Class       Owner                Owner        of Class

Common        Andrew I. Telsey           315,000          63%
              6198 S. Moline Ct.
              Englewood, CO 80111

Common        Brad A. Weiman              25,000           5%
              821 17th St., Suite 300
              Denver, CO 80202

Common        Darlene D. Kell             25,000           5%
              2851 S. Parker Rd., #720
              Aurora, CO 80014

Common        All Officers and           365,000          73%
              Directors as a
              Group (3 persons)


Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

     The directors and officers of the Company are as follows:

     Name                     Age        Position

     Andrew I. Telsey          43        President, Director

     Darlene D. Kell           51        Secretary, Director

     Brad A. Weiman            36        Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

Resumes

     Andrew I. Telsey, President and a director. Mr. Telsey has held his positions with the Company since its inception. From 1984 through the present, Mr. Telsey has been employed by Andrew I. Telsey, P.C., Aurora, Colorado, a professional corporation engaged in the practice of law, emphasizing securities law, mergers, acquisitions and general business matters. This firm is also legal counsel to the Company. Mr. Telsey received a Juris Doctor degree from Syracuse University College of Law in 1979 and a Bachelor of Arts degree from Ithaca College in 1975. He devotes only such time
as necessary to the business of the Company, which    time     is
expected to    be nominal    .

     Darlene D. Kell, Secretary and Director. Ms. Kell has held her position with the Company since December 1992. Since September 1994, Ms. Kell has been employed as a paralegal and office manager for Andrew I. Telsey, P.C., Aurora, Colorado. Prior, from October 1993 to August 1994, Ms. Kell was employed as a paralegal/office manager for Wherry & Wherry, P.C., a law firm located in Denver, Colorado. From May 1993 to September 1993, Ms. Kell was self-employed, offering free-lance secretarial, paralegal and bookkeeping services in Denver, Colorado. Prior thereto, from January 1993 through May 1993, Ms. Kell was employed as a paralegal/office manager for A. Thomas Tenenbaum, P.C., Denver, Colorado and with Dihle & Co., P.C., Denver, Colorado, from July 1991 through December 1992. She devotes only such time as
necessary to the business of the Company, which    time     is
expected to    be nominal    .

     Brad A. Weiman, director. Mr. Weiman has held his position with the Company since its inception. Mr. Weiman is presently an owner, Senior Vice President and a director of Joseph Farber & Company, Inc., Denver, Colorado, a privately held Colorado corporation engaged in performing commercial and industrial real estate appraisals and investment analysis and valuations of shopping centers, regional malls, office buildings and other commercial tracts. With the exception of his positions as an owner and director, which positions he assumed in December 1990, he has been so employed as Senior Vice President since 1981. Mr. Weiman received a Bachelor of Science degree from the University of Denver
in 1982.   He devotes only such time as necessary to the business
of the Company, which time is expected to be nominal.

Prior "Blank Check" Experience

     Messrs. Telsey and Weiman and Ms. Kell were officers and/or directors of SDT Holding Corporation "(SDT"), a "blank check" public reporting company. SDT filed a Registration Statement on Form 10-SB in July 1994, which became effective in December 1994, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Effective October 30, 1996, SDT successfully consummated a share exchange agreement with European Business Group (UK), Plc., an English corporation ("EBG") with its principal place of business located in Surrey, England. The terms of the transaction involved the Company undertaking a forward split of its issued and outstanding common shares whereby 8 shares of common stock were issued in exchange for every one (1) share of common stock and thereafter, the Company issued an aggregate of 18,000,000 shares of its "restricted" common stock (post forward split) to the former shareholders of EBG in exchange for all of the issued and outstanding stock of EBG. EBG remains in existence as a wholly-owned foreign subsidiary of the Company.

     EBG is a leasing company doing business through 16 wholly owned subsidiary companies. For purposes herein, all references to EBG shall include EBG and its subsidiaries. EBG's business is centered around two specific segments of the leasing industry, including (i) marine containers; and (ii) the sale of licensing rights to city information billboards worldwide (primarily in the U.S.). On an unaudited basis and as of August 31, 1996, EBG's consolidated balance sheet showed assets of approximately $415.8 million (US), liabilities of approximately $320.6 million (US) and shareholder equity of approximately $95.2 million (US). During EBG's fiscal year ended August 31, 1996, it had consolidated gross revenues of approximately $54.4 million (US) and net pre-tax profits of approximately $19.6 million. As of the date of this registration statement, EBG's audited financial statements are in the process of being completed and it is expected that the common stock will begin to trade shortly after completion of the audit.

     Mr. Telsey was also formerly an officer and director of Ashland Capital Group, Inc. ("Ashland"), a public reporting company. Ashland obtained effectiveness of a registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, in May 1989. The company successfully closed its initial public offering on February 16, 1990, whereby 5,000,000 units were sold to the public at a price of $.01 per unit. The Company derived approximately $41,000 in net proceeds as a result of the offering.

     On October 9, 1990, pursuant to a definitive agreement, Ashland acquired all of the issued and outstanding shares of Visual Presentation Products, Inc., a Florida corporation ("VPP"), in exchange for the issuance of common stock equal to approximately 80% of the Company's issued and outstanding common shares. At the closing of the transaction, Ashland had available approximately $37,000 in cash, remaining from the proceeds derived from its initial public offering. Mr. Telsey resigned his positions with Ashland upon the closing of this agreement and was replaced by the then management of VPP pursuant to the affirmative vote of the Ashland shareholders.

     After closing of the transaction with VPP, Ashland changed its name to "Visual Design Industries, Inc." ("VDI"). VDI subsequently filed a registration statement with the SEC, undertaking a secondary offering of its securities. Prior to effectiveness of the registration statement, VDI's underwriter, Nutmeg Securities, Inc., abandoned the proposed offering. To date, no market in the company's securities has ever developed.

     Additionally, Mr. Telsey's practice of law emphasizes corporate and securities transactions, including mergers and acquisitions. As a result, Mr. Telsey has had additional experience in identifying private merger candidates. Other than as disclosed hereinabove, no other member of the Company's management has had any experience in identifying and examining private business candidates.

     The foregoing is a complete description of all "blank check" companies with whom management of the Company has been, or is, involved.

Conflicts of Interest

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

Item 6.  Executive Compensation.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past.
They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of

Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available.
The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to
Item 404 of Regulation S-B.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 125,000,000 shares, of which 25,000,000 shares are Preferred Shares, par value $0.01 per share, and 100,000,000 are Common Shares, no par value per share. There are 500,000 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares issued or outstanding.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     Preferred Shares. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors does not plan to issue any shares of Preferred Stock for the foreseeable future, unless the issuance thereof shall be in the best interests of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Mr. Telsey is also an officer, director and principal shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                             PART II

Item 1.  Market Price for Common Equity and Related Stockholder
Matters.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly-traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly-traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are ten (10) holders of the Company's Common Stock. In January 1992, the Company issued 100 of its Common Shares for services and expenses valued at $5.00 per share ($500.00). All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933. Thereafter, in November 1996, the Company undertook a forward split of its common stock wherein 5,000 shares were issued for every 1 share of common stock then issued and outstanding.

     As of the date of this report, 500,000 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a two year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a three-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

         There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     The Company has not issued any of its securities during the three year period preceding the date of this Registration Statement. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     As of the date of this report, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Mr. Telsey is also an officer, director and principal shareholder of the Company. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a two year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a three-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Item 5. Indemnification of Directors and Officers.

     The Company's Articles of Incorporation incorporate the provisions of the Colorado Business Corporation Act providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Colorado law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

     In accordance with the laws of the State of Colorado, the Company's Bylaws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the issuing Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                            PART F/S

Financial Statements.

     The following financial statements are attached to this report
and filed as a part thereof.  See page   .

     1)  Table of Contents - Financial Statements
     2)  Report of Independent Auditor
     3)  Balance Sheet
     4)  Statement of Cash Flows
     5)  Statement of Shareholders' Equity
     6)  Notes to Financial Statements

                        EURO - TEL, INC.


                  Audited Financial Statements

         For the Year Ended September 30, 1996 and 1995
           and the Period November 26, 1991 (Inception)
                   through September 30, 1996



                         EURO-TEL, INC.


                        TABLE OF CONTENTS

                                                        Page

     Independent Auditors' Report                       F-1

     Financial Statements

          Balance Sheet                                 F-2

          Statement of Operations                       F-3

          Statement of Cash Flow                        F-4

          Statement of Shareholders' Equity             F-5

          Notes to the Financial Statements      F-6 to F-8


                  Kish, Leake & Associates P.C.
                7901 E Belleview Ave - Suite 220
                    Englewood, Colorado 80111
                         (303) 779-5006

                  Independent Auditor's Report


We have audited the accompanying balance sheet of Euro-Tel, Inc. (a Developmental Stage Company), as of September 30, 1996 and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended September 30, 1996 and 1995 and period November 26, 1991 (Inception) through September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro-Tel, Inc. at September 30, 1996 and the results of its operations and its cash flows for the fiscal years ended September 30, 1996 and 1995 and the period November 26, 1991 (Inception) through September 30, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming
that the Company will continue as a going concern.     As discussed
in Note 5, t    he Company is    in the     development stage    and
has no operations as of September 30, 1996    .  The deficiency in
working capital as of September 30, 1996 raise   s     substantial
doubt about its ability to continue as a going concern.  Management's
plans concerning these matters are described in Note    5    .  The
financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Kish, Leake & Associates, P.C.

Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
November 22, 1996

Euro-Tel, Inc.
(A Development Stage Company)
Balance Sheet
                                                          September
                                        NOTES              30, 1996
                                        _____             _________

ASSETS                                                           $0


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES - Accounts Payable                                    0

SHAREHOLDERS' EQUITY            *        1,2

Preferred Stock, .01 Par Value
Authorized 25,000,000 Shares; Issued                             -
And Outstanding -0- Shares

Common Stock, No Par Value
Authorized 100,000,000 Shares; Issued
And Outstanding 500,000 Shares                                  500

Additional Paid In Capital On Preferred Stock                     0

Deficit Accumulated During The Development Stage               (500)

TOTAL SHAREHOLDERS' EQUITY                                        0

TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                                          $0

     *    Restated - See Note 2&5.

          The Accompanying Notes Are An Integral Part Of These Financial Statements.


Euro-Tel, Inc.
(A Development Stage Company)
Statement Of Operations

                                                          November
                                                          26, 1991
                                                         (Inception)
                                                           Through
                                      September September September
                     NOTES             30, 1996  30, 1995  30, 1996
                     _____            _________ _________ _________

Revenue                                      $0        $0        $0

Expenses:

Office                                        0         0       500

Total                                         0         0       500

Net (Loss)                                   $0        $0     ($500)

Net (Loss) Per Common Share     1         $0.00     $0.00    ($0.00)

Common Shares Outstanding      2 *      500,000   500,000   500,000


     *    Restated - See Note 2&5.

          The Accompanying Notes Are An Integral Part Of These Financial Statements.


Euro-Tel, Inc.
(A Development Stage Company)
Statement Of Cash Flows
                                                          November
                                                          26, 1991
                                                         (Inception)
                                                           Through
                                      September September September
                              NOTES    30, 1996  30, 1995  30, 1996
                              _____   _________ _________ _________


Net (Loss) Accumulated During
 The Development Stage                       $0        $0     ($500)

Issuance Of Common Stock Not For
 Cash                                         0         0       500


Cash Flows From Operations                    0         0         0

Cash Flows From Financing
Activities:

Issuance Of Common Stock                      0         0         0

Cash Flows From Financing                     0         0         0

Net Increase In Cash                          0         0         0
Cash At Beginning Of Period                   0         0         0

Cash At End Of Period                        $0        $0        $0





Non - Cash Activities:

Stock Issued For Cash Advances & Services   $0        $0      $500


          The Accompanying Notes Are An Integral Part Of These Financial Statements.


Euro-Tel, Inc.
(A Development Stage Company)
Statement Of Shareholders' Equity
                                                        Deficit
                                                       Accumulated
                                    Number Of          During The
                                     Common    Common  Development
                              Notes  Shares    Stock      Stage     Total
                              _____ _________  ______  ___________  ______

Balance At November 21, 1991                0      $0           $0      $0

Issuance Of Common Stock:      1,2
January, 1992 - Cash Advances &
 Services At $.001 Per Share    *     500,000     500            0     500


Net (Loss)                                                    (500)   (500)


Balance At September 30, 1992,
 1993, 1994, 1995, 1996               500,000    $500        ($500)     $0

     *    Restated - See Note 2&5.

     The Accompanying Notes Are An Integral Part Of These Financial
Statements.


Euro-Tel, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended September 30, 1996 and 1995


Note 1 - Organization and Summary of Significant Accounting
         Policies

Organization:

On November 26, 1991, Euro-Tel, Inc. (the Company) was incorporated under the laws of Colorado to engage in all aspects of investment banking or any other lawful business.

In November 1996 the Company decided to file a Form 10 with the Securities and Exchange Commission to become a 34 Act reporting company and will then seek a merger candidate.

Development Stage:

The company entered the Development stage in accordance with SFAS No. 7 on November 26, 1991. Its purpose is to evaluate, structure and complete a merger with, or acquisition a privately owned corporation.

Statement of Cash Flows:

For the purpose of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest in fiscal year ended September 30, 1996 and 1995 was $-0-. Cash paid for income taxes in fiscal year ended September 30, 1996 and 1995 was $-0-.

Net (Loss) per Common Share:

Net (Loss) per common share is computed by dividing the net loss for the period by the number of shares outstanding at September 30, 1996 and September 30, 1995 taking into account the 5,000 to 1 forward stock split approved by the board of directors in November 1996.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Euro-Tel, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Year Ended September 30, 1996 and 1995


Note 2 - Capital Stock and Capital in Excess of Par Value

Common Stock and Preferred Stock:

The Company initially authorized 10,000,000 shares of $.01 par value common stock. In January, 1992 the company issued 100 shares of common stock for services valued at $500 or $5.00 per share for cash advances and services. In November 1996 the Company amended its Articles of Incorporation and authorized 100,000,000 shares of no par value common stock and 25,000,000 shares of $.01 par value preferred stock. For accounting purposes the equity of the Company was retroactively restated to reflect this change.

Note 3 - Related Party Events

The Company maintains a mailing address at an officers place of business. This address is located in Aurora, Colorado. At this time the
Company has no need for an office.     As of September 30, 1996 management
has incurred a minimal amount of time and expense on behalf of the Company.


Note 4 - Income Taxes

At September 30, 1996, the Company had net operating loss carry forwards available for financial statement and Federal income tax purposes of approximately $500 which, if not used, will expire in the year 2007.

The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of September 30, 1996, the Company has a deferred tax asset of $100 primarily for its net operating loss carry forwardswhich has been fully reserved through a valuation allowance. The change in the valuation allowance for 1996 is $0.

Euro-Tel, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended September 30, 1996 and 1995

   Note 5 - Basis of Presentation

In the course of its development activities the Company has sustained continuing losses and expects such losses to continue for the foreseeable future. The Company's management plans on advancing funds on an as need basis and in the longer term, revenues from the operations of a merger candidate, if found. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations through a merger candidate.

Note    6     - Subsequent Events

In November 1996 the Company amended its articles with the Colorado Secretary of State changing its authorized shares of stock from 10,000,000 shares of $.01 per share common stock to 100,000,000 shares of no par value common stock and 25,000,000 shares of $.01 par value preferred stock.

The board of directors also approved a 5,000 to 1 forward split.

The Company will be filing a Form 10 with the Securities and Exchange Commission to become a 34 Act reporting company.


                               PART III

Item 1.  Exhibit Index

                                                       Sequential
No.                                                     Page No.
     (2)  Articles of Incorporation and Bylaws

2.1       Articles of Incorporation and Amendments thereto  38

2.2       Bylaws                                            54

2.3       Certificate of Good Standing                      79

     (4)  Instruments Defining the Rights of Holders

4.1       Copies of Form of Lock-up Agreements Executed
          by the Company's Shareholders                     81

     (10)(a)  Contents - Experts

10.1      Consent of Kish, Leake & Associates, CPA          83




                            EURO-TEL, INC.


                              EXHIBIT 3.1


                       ARTICLES OF INCORPORATION

                            AND AMENDMENTS

                  ARTICLES OF INCORPORATION
                             OF                   FILED
                       EURO-TEL, INC.
                                               Nov 26 1991
KNOW ALL MEN BY THESE PRESENTS, that I,     State of Colorado
                                            Department of State
                      Andrew I. Telsey
                2851 S. Parker Rd., Suite 720
                   Aurora, Colorado 80014

resident of the State of Colorado, have associated myself under the name and style of EURO-TEL, INC. for the purpose of becoming a body corporate under and by virtue of the laws of the State of Colorado, and in accordance with the provisions of the laws of said State, I do hereby make, execute and acknowledge, in triplicate, this certificate in writing of the intention so to become a body corporate under and by virtue of said laws.

     FIRST: The corporate name and style of this Corporation shall be EURO-TEL, INC.

     SECOND: The objects for which said Corporation is formed and incorporated are as follows, to-wit:

     1. To engage in all aspects of investment banking activities within the state of Colorado and elsewhere.

     2. To transact the business of investing on behalf of itself or others, any part of its capital and such additional funds as it may obtain, or any interest therein, either as tenants in common or otherwise, and selling or otherwise disposing of the same, or any part thereof, or interest therein.

     3. To issue bonds, debentures, or obligations of the Corporation, from time to time, for any of the objects or purposes of this Corporation, and to secure them by mortgage or mortgages, or deed or deeds of trust, or pledge or lien on any or all of the real and personal property, rights privileges, and franchises of the Corporation wheresoever situated, acquired and to be acquired, and to sell or otherwise dispose of any or all of them, all in such manner and upon such terms as the Board of Directors may deem proper.

     4. To lend or advance money or give credit to such persons, firms or corporations on such terms as may seem expedient and in particular to customers and others having dealings with the Corporation, and to give guarantees or to become security for any such persons.

     5. To make and enter into all kinds of contracts, agreements, and operations by or with any person or persons, corporation or corporations; to acquire and undertake all or any part of the business assets and liabilities of any person or firm, association or corporation in connection therewith; to take, acquire, purchase, hold or rent, lease, sell, exchange, mortgage, improve, renovate, develop and otherwise deal in and dispose of any and all property, real and personal, or every description incidental to or capable of being used in connection with the aforesaid business or any of them.

     6. To purchase or otherwise acquire and hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of shares of the capital stock and bonds, debentures or other evidences of indebtedness created by any other corporation or corporations, domestic or foreign, and while the holder thereof, to exercise all the rights and privileges of ownership, including the right to vote thereon.

     7. To purchase our own stock, when permitted by the laws of the State in which we are doing business; to guarantee dividends on our own stock, and the stock of other corporations.

     8. To do all and everything necessary, suitable, convenient or proper for the accomplishment of any of the purposes or the attainment of any one or more of the objects herein enumerated or incidental to the powers herein named, or which shall, at any time, appear conducive to or expedient for the protection or benefit of the Corporation, either as holders of or interest in any property, or otherwise.

     9. To have and to possess all powers of a corporation granted by the laws of the State of Colorado whether herein specifically set out or not.

     10. To acquire (for cash or in exchange for its assets or securities or otherwise), operate, dispose of, and otherwise deal and engage in any lawful business or activity for which corporations may be organized under the laws of Colorado.

     THIRD:    The said Corporation is to have perpetual
existence unless dissolved according to law.

     FOURTH:   The total number of shares of common stock which
the Corporation shall have authority to issue is 10,000,000 all of which shall be Common Shares, $.01 par value, and the designations, preferences, limitations and relative rights of the shares of such class are that the holders of the Common Shares shall be entitled to one vote for each share of Common Shares held by them of record at the time for determining the holders thereof entitled to vote.

     FIFTH:    Cumulative voting shall not be permitted by this
Corporation.

     SIXTH:    No stockholder of this Corporation, either
directly or by any successor in interest, shall sell or otherwise transfer for valuable consideration all or any part of his shares of stock to any person not then holding stock of this Corporation, until such shares first shall have been offered for sale under a plan approved by the Board of Directors either to this Corporation by written instrument addressed and delivered to the Board of Directors or to a person who has been approved as a stockholder by all of the then directors of the Corporation in a duly adopted resolution. This provision shall not be deemed to restrict the transfer of stock of this Corporation by bequest or descent and distribution or to restrict a pledge or assignment of such as collateral to secure a loan or other hypothecation thereof, but a sale under a pledge assignment shall be subject to this provision.

     SEVENTH:  The affairs and management of our said
Corporation shall be under the control of our Board of Directors consisting of not less than three (3) nor more that seven (7) directors, except that the Corporation may have fewer than three Board members in accordance with the Colorado
Corporation Code. The initial Board of Directors shall consist of:

     Andrew I. Telsey              Hugo Winkler
     2851 S. Parker Rd.            665 Finchley Road
     Suite 720                     London, England
     Aurora, Colorado 80014

     EIGHTH: Any of the directors or officers of this Corporation shall not, in the absence of fraud, be disqualified by his office from contracting, leasing, or otherwise dealing with this Corporation, either as vendor, lessor purchaser or otherwise, nor shall any firm, associated or corporation of which he shall be a member or in which he may be pecuniarily interested in any manner be disqualified. No director or officer, nor any firm, association or corporation with which is connected as aforesaid shall be liable to account to this Corporation or its stockholders for any profit realized by him from or through any such contract, lease or transaction, it being the express intent and purpose of this Article to permit this Corporation to buy or lease from, sell to or otherwise deal with partnerships, firms or corporations of which the directors and officers or in which they or any of them may have a pecuniary interest, and the contracts or leases of this manner by reason of any such membership. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors on a committee thereof which authorized, approves or ratify's such contract or transactions.

     NINTH:    The corporation may:

     (a) Indemnify any person who was or is a party to is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses,(including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and is a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

     (b) The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     (c) To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (a) or (b) of this Article Ninth or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under (a) or (b) of this Article Ninth (unless ordered by a court) and as distinguished form (c) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the directors, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (a) or (b) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

     (e) Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized in (c) or (d) of this Article Ninth upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the corporation as authorized in this Article Ninth.

     (f) The indemnification provided by this Article Ninth shall not be deemed exclusive or any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     (g) The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under provisions of this Article Ninth.

     TENTH:    The Board of Directors and stockholders of the
corporation shall have the right to hold their meetings outside of the State of Colorado when deemed most convenient or to the best interest of the Corporation.

     ELEVENTH: The operations of the said Corporation shall be carried on in the State of Colorado, and the Corporation shall also be permitted to conduct business in other states of the United States and to have one or more offices outside of the State of Colorado. The address of the initial registered office of the Corporation is 2851 S. Parker Rd., Suite 720, Aurora, Colorado 80014 and the name of its initial registered agent at such address is Andrew I. Telsey.

     TWELFTH: The Board of Directors may at any meeting, by a majority vote of the whole Board, sell, lease, exchange and/or convey all of its property and assets, including its good will and/or its corporate franchises, upon such terms and conditions and for such consideration or considerations as the Board of

Directors in their sole discretion deem expedient and for the best interest of the Corporation and said consideration or considerations may consist in whole or in part of shares of stock and/or securities of any other corporation or corporations; provided, however, in all such cases the affirmative vote of the holders of one-half (1/2) plus one share of the common stock of said Corporation then issued and outstanding shall be voted in ratification of the Board of Directors, said vote to be taken at a special stockholders' meeting of our said Corporation duly called for that purpose; but nothing herein shall be construed to limit the power of the Board of Directors of our Corporation and said Board shall have power in its sole discretion to sell, lease, exchange and/or convey such parts or parcels of land or personal property or assets as the Board of Directors determine are no longer necessary or expedient to be held by the Corporation. It is, however, specifically understood that the Board of Directors may at their discretion and they have the power to create a lien or mortgage on any or all of the assets of the Corporation in order to borrow money should the Board of Directors feel that it is necessary for the conduct of the business.

     THIRTEENTH: (a) Stockholders shall at all times have the right to examine the books of the Corporation except as limited by these Articles of Incorporation.

     (b) Such examination as hereinafter provided shall be made only by the stockholder in person, and no extract from the books or records of the Company shall be permitted to be made by any stockholders of the same.

     (c) Such stockholder shall give assurance in writing satisfactory to the Board of Directors that he does not desire the information required or to be obtained by such inspection for the purpose of communicating the same to others who are not stockholders and, further, that he will not directly or indirectly disclose the Company's business or affairs to any person or persons whomsoever.

     (d) No information in regard to the business or operations of the Company and no copy of, nor extract from any of the books or records of the Company shall be permitted to be made by any stockholders of the same.

     (e) Stockholders desiring information in regard to the business or operations of the Company, or desiring to make inspection of the books or records, shall first make application in writing to the Board of Directors stating the specific purpose of the application, the particular information desired and the books and records required for that purpose by such stockholder before such examination and satisfy the Board of Directors that said application is made in good faith and that said examination will not be detrimental to the interests of the Corporation.

     FOURTEENTH: The Board of Directors shall have the power to make and amend such prudential Bylaws as they deem proper and not inconsistent with the constitution or the laws of the United States or of this State for the management of the property of the Corporation, the regulation and government of its affairs and for the certification and transfer of its stock.




 s/Andrew I. Telsey
Andrew I. Telsey

                                                   For office use only   008
                        Mail to: Secretary of State
                           Corporations Section               FILED COPY
Please include a typed   1560 Broadway, Suite 200
self-addressed envelope      Denver, CO 80202
                              (303) 894-2251
MUST BE TYPED               Fax  (303) 894-2242
FILING FEE: $60.00                                          96114665 C $60.00
MUST SUBMIT TWO COPIES                                     SECRETARY OF STATE
                           RESTATED ARTICLES OF            11-12-96   09:10
                       INCORPORATION WITH AMENDMENTS

Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned corporation adopts the following amended and restated Articles of Incorporation. These articles correctly set forth the provisions of the Articles of Incorporation, as amended, and supersede the original Articles of Incorporation and all amendments thereto.


FIRST:    The name of the corporation is Euro-Tel, Inc.



SECOND: The following amended and restated Articles of Incorporation were adopted in the manner marked with an "X" below:

          The amended and restated Articles of Incorporation were adopted by the board of directors where no shares have been issued, or no shareholder action required.

  X The amended and restated Articles of Incorporation were adopted by a vote of the shareholders. The number of shares voted for the amended and restated Articles of Incorporation was sufficient for approval.

          The amended and restated Articles of Incorporation were adopted by the incorporators where no shares have been issued or directors elected, or no shareholder action required.

THIRD:    The name of the corporation as amended is N/A



          ATTACH A COPY OF YOUR AMENDED AND RESTATED ARTICLES OF
                               INCORPORATION

                                        EURO-TEL, INC.

                                        Signatures/Andrew I. Telsey
                                                 Andrew I. Telsey
                                        Title  President

                                                               Revised 7/95

                      AMENDED AND RESTATED

                    ARTICLES OF INCORPORATION

                               OF

                         EURO-TEL, INC.

     The undersigned corporation, pursuant to the provisions of the Colorado Business Corporation Act, as amended, adopts the following Amended and Restated Articles of Incorporation:

     First: The corporate name and style of this corporation shall be Euro-Tel, Inc.

     Second: The purposes for which the corporation is organized and its powers are as follows:

          A. To engage in any lawful business or activity for which corporations may be organized under the laws of the State of Colorado; and

          B. To have, enjoy, and exercise all of the rights, powers, and privileges conferred upon corporation incorporated pursuant to Colorado law, whether now or hereafter in effect, and whether or not herein specifically mentioned.

     Third: The aggregate number of shares which the corporation shall have authority to issue is 125,000,000, of which 25,000,000 shall be Preferred Shares, $.01 par value per share, and 100,000,000 shall be Common Shares, no par value per share, and the designations, preferences, limitations and relative rights of the shares of each such class are as follows:

          A.   Preferred Shares

               The corporation may divide and issue the Preferred Shares into series. Preferred Shares of each series, when issued, shall be designated to distinguish it from the shares of all other series of the class of Preferred Shares. The Board of Directors is hereby expressly vested with authority to fix and determine the relative rights and preferences of the shares of any such series so established to the fullest extent permitted by these Articles of Incorporation and the laws of the State of Colorado in respect to the following:

               (a) The number of shares to constitute such series, and the distinctive designations thereof;

               (b) The rate and preference of dividend, if any, the time of payment of dividend, whether dividends are cumulative and the date from which any dividend shall accrue;

               (c) Whether the shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

               (d) The amount payable upon shares in the event of involuntarily liquidation;

               (e) The amount payable upon shares in the event of voluntary liquidation;

               (f) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

               (g) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

               (h)  Voting powers, if any; and

               (i) Any other relative right and preferences of shares of such series, including, without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any further series shall be subject.

          B.   Common Shares

               (a) The rights of holders of the Common Shares to receive dividends or share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of the Corporation shall be subject to the preferences, limitations and relative rights of the Preferred Shares fixed in the resolution or resolutions which may be adopted from time to time by the Board of Directors of the corporation providing for the issuance of one or more series of the Preferred Shares.

               (b) The holders of the Common Shares shall have unlimited voting rights and shall constitute the sole voting group of the corporation, except to the extent any additional voting groups or groups may hereafter be established in accordance with the Colorado Business Corporation Act, and shall be entitled to one vote for each share of Common Shares held by them of record at the time for determining the holders thereof entitled to vote.

     Fourth: The street address of the registered office of the corporation is 2851 South Parker Road, Suite 720, Aurora, Colorado

80014, and the name of the registered agent at such address is Andrew I. Telsey.

     Fifth: The address of the principal office of the corporation is 2851 South Parker Road, Suite 720, Aurora, Colorado 80014.

     Sixth: The corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, a board of directors. The number of directors of the corporation shall be fixed by the bylaws, or if the bylaws fail to fix such a number, then by resolution adopted from time to time by the board of directors, provided that the number of directors shall not be more than seven
(7) nor less than one (1).

     Seventh: Cumulative voting shall not be permitted in the election of directors or otherwise.

     Eighth: Except as the bylaws adopted by the shareholders may provide for a greater quorum requirement, a majority of the votes entitled to be cast on any matter by each voting group entitled to vote on a matter shall constitute a quorum of that voting group for action on that matter at any meeting of shareholders. Except as bylaws adopted by the shareholders may provide for a greater voting requirement and except as is otherwise provided by the Colorado Business Corporation Act, with respect to action on amendment to these Articles of Incorporation, on a plan of merger or share exchange, on the disposition of substantially all of the property of the corporation, on the granting of consent to the disposition of property by an entity controlled by the corporation, and on the dissolution of the corporation, action on a matter other than the election of directors is approved if a quorum exists and if the votes cast favoring the action exceed the votes cast opposing the action. Any bylaw adding, changing, or deleting a greater quorum or voting requirement for shareholders shall meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever are greater.

     Ninth: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law.

          A. Conflicting Interest Transactions. As used in this paragraph, "conflicting interest transactions" means any of the following: (i) a loan or other assistance by the corporation to a director of the corporation or to an entity in which a director of the corporation is a director or officer or has a financial interest; (ii) a guaranty by the corporation of an obligation of a director of the corporation or of an obligation of an entity in which a director of the corporation is a director or officer or has a financial interest; or (iii) a contract or transaction between the corporation and a director of the corporation or between the corporation and an entity in which a director of the corporation is a director or officer or has a financial interest. No conflicting interest transaction shall be void or voidable, be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the corporation, solely because the conflicting interest transaction involves a director of the corporation or an entity in which a director of the corporation is a director or officer or has a financial interest, or solely because the director is present at or participates in the meeting of the corporation's board of directors or of the committee of the board of directors which authorizes, approves or ratifies a conflicting interest transaction, or solely because the director's vote is counted for such purpose, if: (a) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than quorum; or (b) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the shareholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the shareholders; or (c) a conflicting interest transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves or ratifies the conflicting interest transaction.

          B. Loans and Guarantees for the Benefit of Directors. Neither the board of directors nor any committee thereof shall authorize a loan by the corporation to a director of the corporation or to an entity in which a director of the corporation is a director or officer or has a financial interest, or a guaranty by the corporation of an obligation of a director of the corporation or of an obligation of an entity in which a director of the corporation is a director or officer or has a financial interest, until at least ten days written notice of the proposed authorization of the loan or guaranty has been given to the shareholders who would be entitled to vote thereon if the issue of the loan or guaranty were submitted to a vote of the shareholders. The requirements of this subparagraph B are in addition to, and not in substitution for, the provisions of subparagraph A of this Article.

          C. Indemnification. The corporation shall indemnify, to the maximum extent permitted by law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by law to purchase and maintain insurance providing such indemnification.

          D. Limitation on Director's Liability. No director of this corporation shall have any personal liability for monetary damages to the corporation or its shareholders for beach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for: (i) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes Section 7-106-401 or the Articles of Incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes Section 7-108-401, provided that the personal liability of a director in this circumstances shall be limited to the amount of the distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes Section 7-106-401 or the Articles of Incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

          E. Negation of Equitable Interests in Shares or Rights. Unless a person is recognized as a shareholder through procedures established by the corporation pursuant to Colorado Revised Statutes Section 7-107-204 or any similar law, the corporation shall be entitled to treat the registered holder of any shares of the corporation as the owner thereof for all purposes permitted by the Colorado Business Corporation Act, including without limitation all rights deriving from such shares, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares on the part of any other person including without limitation, a purchaser, assignee or transferee of such shares, unless and until such other person becomes the registered holder of such shares or is recognized as such, whether or not the corporation shall have either actual or constructive notice of the claimed interest of such other person. By way of example and not of limitation, until such other person has become the registered holder of such shares or is recognized pursuant to Colorado Revised Statutes
     Section 7-107-204 or any similar applicable law, he shall not be entitled: (i) to receive notice or the meetings of the shareholders; (ii) to vote at such meetings; (iii) to examine a list of the shareholders; (iv) to be paid dividends or other distributions payable to shareholders; or (v) to own, enjoy and exercise any other rights deriving from such shares against the corporation. Nothing contained herein will be construed to deprive any beneficial shareholder, as defined in Colorado Revised Statutes Section 7-113-101(1), of any right he may have pursuant to Article 113 of the Colorado Business
     Corporation Act or any subsequent law.

     Tenth:  The name and address of the incorporator is:

                  Name                       Address

          Andrew I. Telsey       2851 South Parker Road, Suite 720
                                 Aurora, Colorado  80014



     DATED the 12th day of November, 1996.

                                   EURO-TEL, INC.


                                   By:  s/Andrew I. Telsey
                                      Andrew I. Telsey, President


     The undersigned hereby consents to the appointment as the registered agent for EURO-TEL, INC.


                                    s/Andrew I. Telsey
                                   Andrew I. Telsey

                         EURO-TEL, INC.


                           EXHIBIT 3.2


                             BYLAWS


                   INDEX TO THE BYLAWS OF

                       EURO-TEL, INC.


ARTICLE 1 - OFFICES

Section 1.1   Principal Office ........................  4
Section 1.2   Registered Office .......................  4


ARTICLE 2 - SHAREHOLDERS

Section 2.1   Annual Meeting ..........................  4
Section 2.2   Special Meetings ........................  5
Section 2.3   Place of Meetings .......................  5
Section 2.4   Notice of Meeting .......................  5
Section 2.5   Meeting of All Shareholders .............  5
Section 2.6   Closing of Transfer Books or Fixing
              of Record Date .........................   6
Section 2.7   Voting Record ...........................  6
Section 2.8   Quorum ..................................  7
Section 2.9   Manner of Acting ........................  7
Section 2.10  Proxies .................................  7
Section 2.11  Voting of Shares ........................  8
Section 2.12  Voting of Shares by Certain Shareholders.  8
Section 2.13  Informal Action by Shareholders .........  9
Section 2.14  Voting by Ballot ........................  9
Section 2.15  Cumulative Voting .......................  9

ARTICLE 3 - BOARD OF DIRECTORS

Section 3.1   General Powers ..........................  9
Section 3.2   Performance of Duties ...................  9
Section 3.3   Number, Tenure and Qualifications ....... 10
Section 3.4   Regular Meetings ........................ 11
Section 3.5   Special Meetings ........................ 11
Section 3.6   Notice .................................. 11
Section 3.7   Quorum .................................. 12
Section 3.8   Manner of Acting ........................ 12
Section 3.9   Informal Action by Directors ............ 12
Section 3.10  Participation by Electronic Means ....... 12
Section 3.11  Vacancies ............................... 13
Section 3.12  Resignation ............................. 13

                              1

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Section 3.13  Removal ................................. 13
Section 3.14  Committees .............................. 13
Section 3.15  Compensation ............................ 13
Section 3.16  Presumption of Assent ................... 14

ARTICLE 4 - OFFICERS

Section 4.1   Number .................................. 14
Section 4.2   Election and Term of Office ............. 14
Section 4.3   Removal ................................. 15
Section 4.4   Vacancies ............................... 15
Section 4.5   President ............................... 15
Section 4.6   Vice President .......................... 15
Section 4.7   Secretary ............................... 16
Section 4.8   Treasurer ............................... 16
Section 4.9   Assistant Secretaries and Assistant
              Treasurers .............................. 16
Section 4.10  Bonds ................................... 17
Section 4.11  Salaries ................................ 17

ARTICLE 5 - CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 5.1   Contracts ............................... 17
Section 5.2   Loans ................................... 17
Section 5.3   Checks, Drafts, Etc. .................... 17
Section 5.4   Deposits ................................ 18

ARTICLE 6 - SHARES, CERTIFICATES FOR SHARES AND TRANSFER OF
            SHARES

Section 6.1   Regulation .............................. 18
Section 6.2   Certificates for Shares ................. 18
Section 6.3   Cancellation of Certificates ............ 19
Section 6.4   Lost, Stolen or Destroyed
               Certificates ........................... 19
Section 6.5   Transfer of Shares ...................... 19

ARTICLE 7 - FISCAL YEAR ................................20

ARTICLE 8 - DIVIDENDS ..................................20

ARTICLE 9 - CORPORATE SEAL .............................20

ARTICLE 10 - WAIVER OF NOTICE ......................... 20

ARTICLE 11 - AMENDMENTS ............................... 21

                              2

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ARTICLE 12 - EXECUTIVE COMMITTEE

Section 12.1  Appointment ............................. 21
Section 12.2  Authority ............................... 21
Section 12.3  Tenure and Qualifications ............... 22
Section 12.4  Meetings ................................ 22
Section 12.5  Quorum .................................. 22
Section 12.6  Informal Action by Executive
               Committee .............................. 22
Section 12.7  Vacancies ............................... 22
Section 12.8  Resignations and Removal ................ 23
Section 12.9  Procedure ............................... 23

ARTICLE 13 - EMERGENCY BYLAWS ......................... 23


                           BYLAWS
                             OF
                       EURO-TEL, INC.


                         ARTICLE 1

                          OFFICES

               SECTION 1.1 PRINCIPAL OFFICE.

          The initial principal office of the corporation in the state of Colorado shall be located in the County of Arapahoe. The corporation may have such other offices, either within or outside of the state of Colorado as the Board of Directors may designate, or as the business of the corporation may require from time to time.

               SECTION 1.2 REGISTERED OFFICE.

          The registered office of the corporation, required by the Colorado Corporation Code to be maintained in the state of Colorado, may be, but need not be, identical with the principal office in the state of Colorado, and the address of the registered office may be changed from time to time by the board of directors.

                         ARTICLE 2

                        SHAREHOLDERS

                SECTION 2.1 ANNUAL MEETING.

          The annual meeting of the shareholders shall be held on a date and time to be established by the Company's Board of Directors, commencing with the year 1993 for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the state of Colorado, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

               SECTION 2.2 SPECIAL MEETINGS.

          Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the board of directors, and shall be called by the president at the request of the holders of not less than one-tenth of all outstanding shares of the corporation entitled to vote at the meeting.

               SECTION 2.3 PLACE OF MEETINGS.

          The board of directors may designate any place, either within or outside of the state of Colorado, as the place of meeting for any annual meeting or for any special meeting called by the board of directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation in the state of Colorado.

               SECTION 2.4 NOTICE OF MEETING.

          Written notice stating the place, day and hour of the meeting of shareholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or other persons calling the meeting, to each shareholder of record entitled to vote at such meeting; provided, however, that if the authorized shares of the corporation are to be increased, at least thirty days' notice shall be given, and if sale of all or substantially all assets are to be voted upon, at least twenty days' notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his or her address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

          SECTION 2.5 MEETING OF ALL SHAREHOLDERS.

          If all of the shareholders shall meet at any time and place, either within or outside of the state of Colorado, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any corporate action may be taken.

          SECTION 2.6 CLOSING OF TRANSFER BOOKS OR
                    FIXING OF RECORD DATE

          For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the board of directors of the corporation may provide that the share transfer books shall be closed for a stated period but not to exceed, in any case, fifty days. If the share transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the share transfer books, the board of directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.
When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

                 SECTION 2.7 VOTING RECORD.

          The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before such meeting of shareholders, a complete record of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. The record, for a period of ten days prior to such meeting, shall be kept on file at the principal office of the corporation, whether within or outside of the state of Colorado, and shall be subject to inspection by any shareholder for any purpose germane to the meeting at any time during usual business hours. Such record shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

          The original stock transfer books shall be the prima facie evidence as to who are the shareholders entitled to examine the record or transfer books or to vote at any meeting of shareholders.

                    SECTION 2.8 QUORUM.

          A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, except as otherwise provided by the Colorado Corporation Code and the Articles of Incorporation. In the absence of a quorum at any such meeting, a majority of the shares so represented may adjourn the meeting from time to time for a period not to exceed sixty days without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of shareholders whose absence would cause there to be less than a quorum.

               SECTION 2.9 MANNER OF ACTING.

          If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater proportion or number or voting by classes is otherwise required by statute or by the Articles of Incorporation or these bylaws.

                   SECTION 2.10 PROXIES.

          At all meetings of shareholders a shareholder may vote in person or by proxy executed in writing by the shareholder or by a duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

               SECTION 2.11 VOTING OF SHARES.

          Unless otherwise provided by these bylaws or the Articles of Incorporation, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to vote at a meeting of shareholders, and each fractional share shall be entitled to a corresponding fractional vote on each such matter.

   SECTION 2.12 VOTING OF SHARES BY CERTAIN SHAREHOLDERS

          Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such other corporation may determine.

          Shares standing in the name of a deceased person, a minor ward or an incompetent person, may be voted by an administrator, executor, court appointed guardian or conservator, either in person or by proxy without a transfer of such shares into the name of such administrator, executor, court appointed guardian or conservator. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name.

          Shares standing in the name of a receiver may be voted by such receiver and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the trustee name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

          A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

          Neither shares of its own stock belonging to this corporation, nor shares of its own stock held by it in a fiduciary capacity, nor shares of its own stock held by another corporation if the majority of shares entitled to vote for the election of directors of such corporation is held by this corporation may be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

          Redeemable shares which have been called for redemption shall not be entitled to vote on any matter and shall not be deemed outstanding shares on and after the date on which written notice of redemption has been mailed to shareholders and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

       SECTION 2.13 INFORMAL ACTION BY SHAREHOLDERS.

          Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

               SECTION 2.14 VOTING BY BALLOT.

          Voting on any question or in any election may be by voice vote unless the presiding officer shall order or any shareholder shall demand that voting be by ballot.

              SECTION 2.15 CUMULATIVE VOTING.

          Cumulative voting shall not be permitted in the election of officers or directors, or in any other matter.

                         ARTICLE 3

                     BOARD OF DIRECTORS

                SECTION 3.1 GENERAL POWERS.

          The business and affairs of the corporation shall be managed by its board of directors.

             SECTION 3.2 PERFORMANCE OF DUTIES.

          A director of the corporation shall perform his or her duties as a director, including his or her duties as a member of any committee of the board upon which he or she may serve, in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his or her duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs (a), (b), and (c) of this Section 3.2; but he or she shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his or her duties shall not have any liability by reason of being or having been a director of the corporation. Those persons and groups on whose information, opinions, reports, and statements a director is entitled to rely upon are:

          A. One or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matter presented;

          B. Counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such persons' professional or expert competence; or

          C. A committee of the board upon which he or she does not serve, duly designated in accordance with the provision of the articles of incorporation or the bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

       SECTION 3.3 NUMBER, TENURE AND QUALIFICATIONS.

          The number of directors of the corporation shall be not less than one (1) nor more than seven (7). The number of directors of the corporation shall be fixed from time to time by resolution of the board of directors, but in no instance shall there be less than one director or that number otherwise required by law. Each director shall hold office until the next annual meeting of shareholders or until his or her successor shall have been elected and qualified. Directors need not be residents of the state of Colorado or shareholders of the corporation.

          When shares of the corporation shall become owned beneficially or of record by one shareholder, the corporation shall elect at least one director. When the shares of the corporation shall become owned beneficially or of record by two shareholders, the corporation shall elect at least two directors. When the shares of the corporation shall become owned beneficially or of record by three or more shareholders, the corporation shall elect at least three directors.

          There shall be a chairman of the board, who has been elected from among the directors. He or she shall preside at all meetings of the stockholders and of the board of directors. He or she shall have such other powers and duties as may be prescribed by the board of directors.

               SECTION 3.4 REGULAR MEETINGS.

          A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place, either within or without the state of Colorado, for the holding of additional regular meetings without other notice than such resolution.

               SECTION 3.5 SPECIAL MEETINGS.

          Special meetings of the board of directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or without the state of Colorado, as the place for holding any special meeting of the board of directors called by them.

                    SECTION 3.6 NOTICE.

          Written notice of any special meeting of directors shall be given as follows:

          By mail to each director at his or her business address at least three days prior to the meeting; or

          By personal delivery or telegram at least twenty-four hours prior to the meeting to the business address of each director, or in the event such notice is given on a Saturday, Sunday or holiday, to the residence address of each director. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

                    SECTION 3.7 QUORUM.

          A majority of the number of directors fixed by or pursuant to Section 3.3 of this Article 3 shall constitute a quorum for the transaction of business at any meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

               SECTION 3.8 MANNER OF ACTING.

          Except as otherwise required by law or by the Articles of Incorporation, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

         SECTION 3.9 INFORMAL ACTION BY DIRECTORS.

          Any action required or permitted to be taken by the board of directors or by a committee thereof at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors or all of the committee members entitled to vote with respect to the subject matter thereof.

      SECTION 3.10 PARTICIPATION BY ELECTRONIC MEANS.

          Any members of the board of directors or any committee designated by such board may participate in a meeting of the board of directors or committee by means of telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at the meeting.

                  SECTION 3.11 VACANCIES.

          Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the board of directors for a term of office continuing only until the next election of directors by the shareholders.

                 SECTION 3.12 RESIGNATION.

          Any director of the corporation may resign at any time by giving written notice to the president or the secretary of the corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

                   SECTION 3.13 REMOVAL.

          Any director or directors of the corporation may be removed at any time, with or without cause, in the manner provided in the Colorado Corporation Code.

                  SECTION 3.14 COMMITTEES.

          By resolution adopted by a majority of the board of directors, the directors may designate two or more directors to constitute a committee, any of which shall have such authority in the management of the corporation as the board of directors shall designate and as shall be prescribed by the Colorado Corporation Code.

                 SECTION 3.15 COMPENSATION.

          By resolution of the board of directors and irrespective of any personal interest of any of the members, each director may be paid his or her expenses, if any, of attendance at each meeting of the board of directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the board of directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

            SECTION 3.16 PRESUMPTION OF ASSENT.

          A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

                         ARTICLE 4

                          OFFICERS

                    SECTION 4.1 NUMBER.

          The officers of the corporation shall be a president and secretary, each of whom shall be elected by the board of directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the board of directors. Any two or more offices may be held by the same person, except the offices of president and secretary.

          SECTION 4.2 ELECTION AND TERM OF OFFICE.

          The officers of the corporation to be elected by the board of directors shall be elected annually by the board of directors at the first meeting of the board of directors held after the annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as practicable. Each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

                    SECTION 4.3 REMOVAL.

          Any officer or agent may be removed by the board of directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

                   SECTION 4.4 VACANCIES.

          A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term.

                   SECTION 4.5 PRESIDENT.

          The president, subject to the control of the board of directors, shall in general supervise and control all of the business and affairs of the corporation. He or she shall, when present, and in the absence of a chairman of the board, preside at all meetings of the shareholders and of the board of directors. He or she may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the board of directors, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, excepted in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.

                SECTION 4.6 VICE PRESIDENT.

          If elected or appointed by the board of directors, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall, in the absence of the president or in the event of his or her death, inability or refusal to act, perform all duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice president may sign, with the treasurer or an assistant treasurer or the secretary or an assistant secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him or her by the president or by the board of directors.

                   SECTION 4.7 SECRETARY.

          The secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the board of directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (e) sign with the chairman or vice chairman of the board of directors, or the president, or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the president or by the board of directors.

                   SECTION 4.8 TREASURER.

          The treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article 5 of these bylaws; and (c) in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the president or by the board of directors.

SECTION 4.9 ASSISTANT SECRETARIES AND ASSISTANT TREASURERS.

          The assistant secretaries, when authorized by the board of directors, may sign with the chairman or vice chairman of the board of directors or the president or a vice president certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the board of directors. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the board of directors.

                    SECTION 4.10 BONDS.

          If the board of directors by resolution shall so require, any officer or agent of the corporation shall give bond to the corporation in such amount and with such surety as the board of directors may deem sufficient, conditioned upon the faithful performance of their respective duties and offices.

                   SECTION 4.11 SALARIES.

          The salaries of the officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such salary by reason of the fact that he or she is also a director of the corporation.

                         ARTICLE 5

              CONTRACTS, LOANS, CHECKS AND DEPOSITS

                     SECTION 5.1 CONTRACTS.

          The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

                     SECTION 5.2 LOANS.

          No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

              SECTION 5.3 CHECKS, DRAFTS, ETC.

          All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

                   SECTION 5.4 DEPOSITS.

          All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select.

                         ARTICLE 6

   SHARES, CERTIFICATES FOR SHARES AND TRANSFER OF SHARES

                  SECTION 6.1 REGULATION.

          The board of directors may make such rules and regulations as it may deem appropriate concerning the issuance, transfer and registration of certificates for shares of the corporation, including the appointment of transfer agents and registrars.

            SECTION 6.2 CERTIFICATES FOR SHARES.

          Certificates representing shares of the corporation shall be respectively numbered serially for each class of shares, or series thereof, as they are issued, shall be impressed with the corporate seal or a facsimile thereof, and shall be signed by the chairman or vice-chairman of the board of directors or by the president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary; provided that such signatures may be facsimile if the certificate is counter-signed by a transfer agent, or registered by a registrar other than the corporation itself or its employee. Each certificate shall state the name of the corporation, the fact that the corporation is organized or incorporated under the laws of the state of Colorado, the name of the person to whom issued, the date of issue, the class (or series of any class), the number of shares represented thereby and the par value of the shares represented thereby or a statement that such shares are without par value. A statement of the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each class shall be set forth in full or summarized on the face or back of the certificates which the corporation shall issue, or in lieu thereof, the certificate may set forth that such a statement or summary will be furnished to any shareholder upon request without charge. Each certificate shall be otherwise in such form as may be prescribed by the board of directors and as shall conform to the rules of any stock exchange on which the shares may be listed.

          The corporation shall not issue certificates representing fractional shares and shall not be obligated to make any transfers creating a fractional interest in a share of stock. The corporation may, but shall not be obligated to, issue scrip in lieu of any fractional shares, such scrip to have terms and conditions specified by the board of directors.

         SECTION 6.3 CANCELLATION OF CERTIFICATES.

          All certificates surrendered to the corporation for transfer shall be canceled and no new certificates shall be issued in lieu thereof until the former certificate for a like number of shares shall have been surrendered and canceled, except as herein provided with respect to lost, stolen or destroyed certificates.

    SECTION 6.4 LOST, STOLEN OR DESTROYED CERTIFICATES.

          Any shareholder claiming that his or her certificate for shares is lost, stolen or destroyed may make an affidavit or affirmation of that fact and lodge the same with the secretary of the corporation, accompanied by a signed application for a new certificate. Thereupon, and upon the giving of a satisfactory bond of indemnity to the corporation not exceeding an amount double the value of the shares as represented by such certificate (the necessity for such bond and the amount required to be determined by the president and treasurer of the corporation), a new certificate may be issued of the same tenor and representing the same number, class and series of shares as were represented by the certificate alleged to be lost, stolen or destroyed.

              SECTION 6.5 TRANSFER OF SHARES.

          Subject to the terms of any shareholder agreement relating to the transfer of shares or other transfer restrictions contained in the Articles of Incorporation or authorized therein, shares of the corporation shall be transferable on the books of the corporation by the holder thereof in person or by his or her duly authorized attorney, upon the surrender and cancellation of a certificate or certificates for a like number of shares. Upon presentation and surrender of a certificate for shares properly endorsed and payment of all taxes therefor, the transferee shall be entitled to a new certificate or certificates in lieu thereof. As against the corporation, a transfer of shares can be made only on the books of the corporation and in the manner hereinabove provided, and the corporation shall be entitled to treat the holder of record of any share as the owner thereof and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the state of Colorado.

                         ARTICLE 7

                        FISCAL YEAR

          The fiscal year of the corporation shall end on the last day of December in each calendar year.

                         ARTICLE 8

                         DIVIDENDS

          The board of directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

                         ARTICLE 9

                       CORPORATE SEAL

          The board of directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation and the state of incorporation and the words "CORPORATE SEAL."

                         ARTICLE 10

                      WAIVER OF NOTICE

          Whenever any notice is required to be given under the provisions of these bylaws or under the provisions of the Articles of Incorporation or under the provisions of the Colorado Corporation Code, or otherwise, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the event or other circumstance requiring such notice, shall be deemed equivalent to the giving of such notice.

                         ARTICLE 11

                         AMENDMENTS

          These bylaws may be altered, amended or repealed and new bylaws may be adopted by a majority of the directors present at any meeting of the board of directors of the corporation at which a quorum is present.

                         ARTICLE 12

                    EXECUTIVE COMMITTEE

                 SECTION 12.1 APPOINTMENT.

          The board of directors by resolution adopted by a majority of the full board, may designate two or more of its members to constitute an executive committee. The designation of such committee and the delegation thereto of authority shall not operate to relieve the board of directors, or any member thereof, of any responsibility imposed by law.

                  SECTION 12.2 AUTHORITY.

          The executive committee, when the board of directors is not in session, shall have and may exercise all of the authority of the board of directors except to the extent, if any, that such authority shall be limited by the resolution appointing the executive committee and except also that the executive committee shall not have the authority of the board of directors in reference to amending the Articles of Incorporation, adopting a plan of merger or consolidation, recommending to the shareholders the sale, lease or other disposition of all or substantially all of the property and assets of the corporation otherwise than in the usual and regular course of its business, recommending to the shareholders a voluntary dissolution of the corporation or a revocation thereof, or amending the bylaws of the corporation.

          SECTION 12.3 TENURE AND QUALIFICATIONS.

          Each member of the executive committee shall hold office until the next regular annual meeting of the board of directors following his or her designation and until his or her successor is designated as a member of the executive committee and is elected and qualified.

                   SECTION 12.4 MEETINGS.

          Regular meetings of the executive committee may be held without notice at such time and places as the executive committee may fix from time to time by resolution. Special meetings of the executive committee may be called by any member thereof upon not less than one day's notice stating the place, date and hour of the meeting, which notice may be written or oral, and if mailed, shall be deemed to be delivered when deposited in the United States mail addressed to the member of the executive committee at his or her business address. Any member of the executive committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a meeting of the executive committee need not state the business proposed to be transacted at the meeting.

                    SECTION 12.5 QUORUM.

          A majority of the members of the executive committee shall constitute a quorum for the transaction of business at any meeting thereof, and action of the executive committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

    SECTION 12.6 INFORMAL ACTION BY EXECUTIVE COMMITTEE.

          Any action required or permitted to be taken by the executive committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

                  SECTION 12.7 VACANCIES.

          Any vacancy in the executive committee may be filled by a resolution adopted by a majority of the full board of directors.

           SECTION 12.8 RESIGNATIONS AND REMOVAL.

          Any member of the executive committee may be removed at any time with or without cause by resolution adopted by a majority of the full board of directors. Any member of the executive committee may resign from the executive committee at any time by giving written notice to the president or secretary of the corporation, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

                  SECTION 12.9 PROCEDURE.

          The executive committee shall elect a presiding officer from its members and may fix its own rules of procedure which shall not be inconsistent with these bylaws. It shall keep regular minutes of its proceedings and report the same to the board of directors for its information at the meeting thereof held next after the proceedings shall have been taken.

                         ARTICLE 13

                      EMERGENCY BYLAWS

          The emergency bylaws provided in this Article 13 shall be operative during any emergency in the conduct of the business of the corporation resulting from an attack on the United States or any nuclear or atomic disaster, notwithstanding any different provision in the preceding articles of the bylaws or in the Articles of Incorporation of the corporation or in the Colorado Corporation Code. To the extent not inconsistent with the provisions of this Article, the bylaws provided in the preceding articles shall remain in effect during such emergency and upon its termination the emergency bylaws shall cease to be operative.
During any such emergency:

          A. A meeting of the board of directors may be called by any officer or director of the corporation. Notice of the time and place of the meeting shall be given by the person calling the meeting to such of the directors as it may be feasible to reach by any available means of communication.
Such notice shall be given at such time in advance of the meeting as circumstances permit in the judgment of the person calling the meeting.

          B. At any such meeting of the board of directors, a quorum shall consist of the number of directors in attendance at such meeting.

          C. The board of directors, either before or during any such emergency, may, effective in the emergency, change the principal office or designate several alternative principal offices or regional offices, or authorize the officers so to do.
          D. The board of directors, either before or during any such emergency, may provide, and from time to time modify, lines of succession in the event that during such an emergency any or all officers or agents of the corporation shall for any reason be rendered incapable of discharging their duties.

          E. No officer, director or employee acting in accordance with these emergency bylaws shall be liable except for willful misconduct.

          F. These emergency bylaws shall be subject to repeal or change by further action of the board of directors or by action of the shareholders, but no such repeal or change shall modify the provisions of the next preceding paragraph with regard to action taken prior to the time of such repeal or change. Any amendment of these emergency bylaws may make any further or different provision that may be practical and necessary for the circumstances of the emergency.

                        CERTIFICATE

          I hereby certify that the foregoing bylaws, consisting of 24 pages, including this page, constitute the bylaws of EURO-TEL, INC., adopted by the board of directors of the corporation as of January 15, 1992.



                                    s/Cynthia A. Telsey
                                   Cynthia A. Telsey, Secretary

                         EURO-TEL, INC.


                           EXHIBIT 3.3




                         CERTIFICATE OF

                          GOOD STANDING

                       STATE OF COLORADO

                         Department of
                             State

                          CERTIFICATE



     I, VICTORIA BUCKLEY, Secretary of State of the State of

Colorado hereby certify that


            According to the records of this office

                        EURO-TEL, INC.
                    (COLORADO CORPORATION)



file # 911096113 was filed in this office on NOVEMBER 26, 1991, and has complied with the applicable provisions of the laws of the State of Colorado and on this date is in good standing and authorized and competent to transact business or to conduct its affairs within this state.






Dated:  NOVEMBER 18, 1996







                      s/ Victoria Buckley
                      SECRETARY OF STATE

                         EURO-TEL, INC.


                           EXHIBIT 4.1


                             FORM OF

                   SHAREHOLDER LOCK-UP LETTER

                                                           , 1996


Board of Directors
Euro-Tel, Inc.
2851 S. Parker Road
Suite 720
Aurora, Colorado  80014

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Euro-Tel, Inc. (the "Company"), no par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form
10-SB (File No.                  ) (the "Registration Statement"),
for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                   [Signature of Holder]

                                   _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                   [Please Print Name(s)]


                                   _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                   [Number of Shares of Common
                                   Stock Owned]

                         EURO-TEL, INC.


                          EXHIBIT 10.1


                    CONSENT OF KISH, LEAKE &

                         ASSOCIATES, CPA

                 KISH, LEAKE & ASSOCIATES, P.C.
                  Certified Public Accountants

J.D. Kish, C.P.A., M.B.A.         7901 E. Belleview Ave., Suite 220
James D. Leake, C.P.A., M.T.              Englewood, Colorado 80111
                                           Telephone (303) 779-5006
Arleen R. Brogan, C.P.A.                   Facsimile (303) 779-5724



       CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


We hereby consent to the use in this Form 10-SB/   A 1     of our report dated
November 22, 1996, relating to the financial statements of Euro-
Tel, Inc. for the fiscal years ended September 30, 1996 and September 30, 1995, and the period November 26, 1991 (inception) to
September 30, 1996.


Kish, Leake and Associates, P.C.

Kish, Leake and Associates, P.C.
Certified Public Accountants
   February 5, 1997

                           SIGNATURES

          Pursuant to the requirements of Section 12 of the
Securities Exchange Act of 1934, the Registrant has duly caused
this    amended     registration statement to be signed on its behalf by the
undersigned, thereunto duly authorized.

                                   EURO-TEL, INC.
                                   (Registrant)

                                   Date:     February 5, 1997


                                   By:/s/ Andrew I. Telsey
                                      Andrew I. Telsey,
                                      President